NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	AMEX SYMBOL: RBY	PR05-05 MARCH 8, 2005

EXPLORATION UPDATE ON GOLDEN PROMISE GOLD PROJECT, NEWFOUNDLAND

— Placer Dome terminates Golden Promise option-
Rubicon commences gold resource estimation

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) announces that Placer Dome (CLA) Canada Ltd. (“Placer”) has notified the Company that it has elected to withdraw from the exploration agreement covering the Golden Promise Gold Project in Central Newfoundland. The property now reverts 100% to Rubicon.

Rubicon is currently conducting an estimate of the internal gold resource for the Jaclyn Main Zone and believes there is scope to significantly expand the area of known mineralization within the Jaclyn-Christopher Area. Meanwhile, expressions of interest have been received from third parties.

Placer has spent in excess of $1.7M on exploration on the Golden Promise project since 2003 and the property has greatly benefited from Placer’s involvement. In addition to diamond drilling at Jaclyn, Placer funded the preliminary evaluation of the greater than 580 km2 claim group by completing regional prospecting, geological mapping, soil geochemistry and a high resolution airborne magnetic and electromagnetic survey that identified numerous new gold targets. Highlights of the exploration have included drilling that extended the Jaclyn Main Zone to a strike length of 375 metres and to a vertical depth of 192 metres. Of 30 holes testing the Jaclyn Main Zone to date, 20 have intersected visible gold-bearing quartz vein(s). Intersections include 17.69 g/t gold over 2.30 metres, 16.57 g/t gold over 2.00 metres and 14.85 g/t gold over 2.25 metres (see news releases dated September 19, 2002 and December 11, 2003 for complete results). Three additional gold-bearing vein zones were discovered at Jaclyn North Zone, Jaclyn South Zone and the Christopher Zone that require follow-up definition drilling. A recent 1650 sample geochemical program, has defined several new targets throughout the property that require follow-up testing via trenching. This in tandem with Crosshair Exploration and Mining Ltd.‘s Snow White discovery (assays in grab samples up to 105 g/t gold) at the South Golden Promise Option (under option from Rubicon), underscores the regional gold potential of the overall Golden Promise claim group.

David Adamson states, “We have appreciated working with Placer Dome at Golden Promise and are thankful for the expertise that they brought to the project. We are excited about future exploration at Golden Promise and see the potential to define an economic gold deposit in the short term and make new gold discoveries”.

Elsewhere in Newfoundland, the H-Pond drill program has recently been completed. The final analytical results are being received and will be released shortly.

Work on the Golden Promise Gold Project was carried out under the supervision of David A. Copeland, M.Sc., P.Geol., Qualified Person as defined under National Instrument 43-101.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd. Africo is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt.

RUBICON MINERALS CORPORATION
David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                      Page 1 of 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.